1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Messrs. Keith A. Gregory and Jason P. Fox

Re:	Angel Oak Financial Strategies Income Term Trust (File Nos. 333-225967 and 811-23358)

Dear Messrs. Gregory and Fox:

This letter responds to: (i) comments that Mr. Gregory conveyed via telephone on August 8, 2018 to Matthew Barsamian, in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of the Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) responses to the Staff’s comments on the Fund’s initial registration statement, which were filed via EDGAR correspondence on August 3, 2018; and (ii) comments that Mr. Fox conveyed to Mr. Barsamian on August 9, 2018 in connection with the Staff’s review of the Fund’s seed financial statements and initial registration statement. The Staff’s comments, followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 to the registration statement at a future date, which will reflect the responses below. In addition, attached as Exhibit A are marked changed pages of the Prospectus and Statement of Additional Information reflecting the disclosure changes discussed below, which will be incorporated in Pre-Effective Amendment No. 1. Capitalized terms not defined herein have the definitions provided to them in the Fund’s registration statement.

General

1.	Comment: Please confirm that all information currently missing from the registration statement will be included in a pre-effective amendment to the registration statement.

Response: The Fund confirms that Pre-Effective Amendment No. 1 to the registration statement will include substantially all of the information required to complete the registration statement other than pricing information.

Prospectus Summary – Summary of Principal Risks – Limited Term Risk

2.	Comment: Please add the following at the end of the third paragraph under Summary of Principal Risks – Limited Term Risk in the Prospectus Summary: “See Risks—Limited Term Risk.”

Response: The Fund has revised the Prospectus Summary in response to this comment.

Summary of Fees and Expenses

3.

Comment: Please revise footnote 5 to the Summary of Fees and Expenses to reflect that the Fund’s other expenses do not include organizational expenses, as the Fund has disclosed that such costs will be borne by the Adviser.

Response: The Fund has revised the Prospectus in response to this comment.

Credit Facility

4.

Comment: In your response letter dated August 3, 2018, you indicated in response to comments 14 and 15 that the Fund intends to borrow money through a credit facility within twelve months after the completion of the offering. Please include this disclosure under the heading “Credit Facility” and in the sections of the Prospectus describing the Fund’s use of leverage. Please also revise footnote 4 to the Summary of Fees and Expenses to include this disclosure in order to clarify why the Summary of Fees and Expense assumes the use of leverage and the cost of borrowing.

Response: The Fund has revised the Prospectus in response to this comment.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

EXHIBIT A